

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via E-mail</u>
Maurice Sale
President
Xtralink Corporation
7582 Las Vegas Blvd South, Suite 325
Las Vegas, NV 89123

   Re: Xtralink Corporation
      Registration Statement on Form 10
      Filed September 30, 2011
      File No. 000-54508

Dear Mr. Sale:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Barbara C. Jacobs

           Barbara C. Jacobs
           Assistant Director